SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock:  531465102

Series B Common Stock:  531465201

(CUSIP Numbers)

Gregory B. Maffei

c/o Liberty TripAdvisor Holdings, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 531465102 Series B Common Stock: 531465201

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole Voting Power Series A Common Stock: 0 (1) Series B Common Stock: 4,582,288 (2)(3)(4)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 0 (1) Series B Common Stock: 4,582,288 (2)(3)(4)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 (1) Series B Common Stock: 4,582,288 (2)(3)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 96.9% (5)

14.	Type of Reporting Person IN

(1)         Does not include shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”) issuable upon conversion of shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”) beneficially owned by Mr. Gregory B. Maffei (“Mr.

Maffei”); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 4,582,288 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 6.0% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(2)         Pursuant to the terms of the Standstill Letter (as defined in the Schedule 13D), Mr. Maffei is subject to certain voting requirements and obligations with respect to such shares of Common Stock.  See Item 6.

(3)         Includes 1,797,107 shares of Series B Common Stock that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, October 22, 2019.

(4)         The number of shares reported as owned by Mr. Maffei has been reduced by 400 shares of Series B Common Stock from the number reported in Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019 to report the correct number of shares of Series B Common Stock acquired by Mr. Maffei on September 13, 2019.

(5)         For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 72,146,830 and the total number of shares of Series B Common Stock outstanding was 2,929,777, in each case, on July 31, 2019, as reported by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 7, 2019 and as required by Rule 13d-3 under the Exchange Act (as defined below), after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after October 22, 2019.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 38.4% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY TRIPADVISOR HOLDINGS, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Liberty TripAdvisor Holdings, Inc. (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 31, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019 (“Amendment No. 1” and collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 2 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information contained in Item 4 of this Amendment is incorporated by reference herein.

Mr. Maffei acquired beneficial ownership of an additional 898,554 shares of Series B Common Stock reported in this Amendment on October 22, 2019 pursuant to the December 21, 2019 vesting of options to purchase shares of Series B Common Stock, which were granted to the Reporting Person pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer (as more specifically described in Item 5 of this Statement)).

In Amendment No. 1, the Reporting Person reported that he had acquired 15,408 additional shares of Series B Common Stock on September 13, 2019 from a third party in exchange for cash in the aggregate amount of $160,004.37. The Reporting Person’s holdings reported in this Amendment correct the number of shares of Series B Common Stock acquired by Mr. Maffei on September 13, 2019, which is 15,008 shares of Series B Common Stock for an aggregate purchase price of $155,850.57.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As a result of the transactions referred to in this Statement, Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) no shares of Series A Common Stock, which shares represent 0% of the outstanding shares of Series A Common Stock, and (ii) 4,582,288 shares of Series B Common Stock (including 1,797,107 shares that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, October 22, 2019), which shares represent approximately 96.9% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on 72,146,830 shares of Series A Common Stock and 2,929,777 shares of Series B Common Stock, in each case, outstanding on July 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 7, 2019, and as calculated pursuant to Rule 13d-3 of the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or will be exercisable within 60 days of, October 22, 2019. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting securities of the Issuer representing approximately 38.4% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Subject to the terms of the Standstill Letter, Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock. See Item 6.

(c) On September 13, 2019, Mr. Maffei acquired 15,008 shares of Series B Common Stock pursuant to the Stock Purchase Agreement, as amended, for an aggregate purchase price of $155,850.57. On October 22, 2019, Mr. Maffei acquired beneficial ownership of 898,554 shares of Series B Common Stock, as a result of the vesting on December 21, 2019 of stock options to purchase 898,554 shares of Series B Common Stock held by Mr. Maffei at an exercise price of $27.83 per share. Except as provided in this Statement, Mr. Maffei has not executed any transactions in respect of the Common Stock of the Issuer since the filing of Amendment No. 1.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On September 13, 2019, Mr. Maffei and the third party seller entered into the Stock Purchase Agreement, as amended, pursuant to which Mr. Maffei acquired 15,008 shares of Series B Common Stock in exchange for cash in the amount of $155,850.57.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 25, 2019

/s/Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GM Amendment No. 2 to Liberty TripAdvisor Holdings, Inc. 13D]